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                                                                    EXHIBIT 99.1

                                   AFFIDAVIT


               I, Norman R. Farquhar, being duly sworn, hereby depose and state:

               (i) I am Executive Vice President, Chief Financial Officer and Secretary of medibuy.com, Inc. (the "Company");

               (ii) The Company intends to effect a proposed underwritten public offering (the "Proposed Offering") of approximately 13,000,000 shares of the Company's common stock.

               (iii) The Company has executed that certain Agreement and Plan of Merger dated as of March 6, 2000 (the "Merger Agreement") with Premier Health Exchange LLC ("PHx") and others, pursuant to which PHx will be merged with a wholly-owned subsidiary of the Company (the "Merger"), and the principal member of PHx will become a significant stockholder of the Company. The Merger and the transactions contemplated thereby will close and become effective simultaneously with the Proposed Offering.

               (iv) Prior to the completion of the Proposed Offering and the Merger, the Company does not believe it is desirable for persons who are affiliates of PHx to be members of the Company's Board of Directors. Upon the concurrent consummation of the Merger and the Proposed Offering, the Company believes it would be appropriate to include designees of PHx on the Board of Directors of the Company and, in accordance with the terms of the Merger Agreement, the Company has agreed that certain designees of PHx will be appointed to the Board of Directors of the Company.

               (v) Mr. Richard A. Norling has agreed to serve as a director of the Company after completion of the Proposed Offering. Mr. Norling is not currently a stockholder or employee of the Company or any of its subsidiaries or affiliates. Mr. Norling has not participated in the Proposed Offering, nor has he been asked to participate in the preparation of the Registration Statement relating to the Proposed Offering (the "Registration Statement") to any significant degree.

               (vi) Richard A. Norling has advised me that he is agreeable to serving as a director of the Company after completion of the Proposed Offering, but will not consent to being named in the Registration Statement for the Proposed Offering as a person about to become a director because of his lack of any significant involvement with the Registration Statement or the Company prior to the completion of the Proposed Offering. As a result of the foregoing, I believe that the obtaining of such consent is impracticable.


                                        /s/ NORMAN R. FARQUHAR
                                        -----------------------------
                                        Norman R. Farquhar
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STATE OF CALIFORNIA  )
                     ) ss.
COUNTY OF SAN DIEGO  )


        On March 15, 2000, before me, the undersigned, personally appeared personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

/s/ DIANA CORTEZ
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Notary Public in and for said
County and State


                                     (SEAL)